WilmerHale
May 30, 2007
Peter N. Handrinos

By EDGAR Transmission	+1 617 526 6158 (t)
+ 1 617 526 5000 (f)
peter.handrinos@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC 20549
Attention: John Zitko

Re:	Airvana, Inc.
Registration Statement on Form S-1
File Number 333-142210
Ladies and Gentlemen:
On behalf of Airvana, Inc. (“Airvana” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 1 is being filed in response to comments contained in a letter dated May 18, 2007 (the “Letter”) from Larry Spirgel, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Randall S. Battat, President and Chief Executive Officer of Airvana. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1.
General
1.	Please be advised that you should include the price range, the size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of Regulation C.
Response:	The Company acknowledges that the Staff may have additional comments after the Company provides the price range, the size of the offering and all other required information in an amendment to the registration statement.
2.	We are currently processing your request for confidential treatment for Exhibits 10.6, 10.7, and 10.8 to the Form S-1. Any comments we have on the confidential treatment request will follow under separate cover.
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Baltimore     Beijing     Berlin     Boston     Brussels     London     New York     Oxford           Palo Alto     Waltham     Washington

WilmerHale
Securities and Exchange Commission
May 30, 2007

Response:	The Company acknowledges that any comments on the confidential treatment request for Exhibits 10.6, 10.7 and 10.8 will follow under separate cover.
3.	Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.
Response:	The Company has been advised by counsel to the underwriters that, as of the date hereof, the amount of compensation to be allowed or paid to the underwriters has not been cleared with the NASD. The Company will provide the Staff with a copy of the letter informing that the NASD has no objections to the amount of compensation to be paid to the underwriters.
4.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.
Response:	The Company has filed the form of underwriting agreement as Exhibit 1.1 to Amendment No. 1 and a draft of the legality opinion is enclosed with this letter.
Prospectus Summary, page 1
5.	Please delete the non-GAAP financial measure, product and service billings, in the last paragraph on page 1. Non-GAAP financial measures should be presented only in the table of financial data or MD&A.
Response:	The Company has revised the disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment.
The introduction of fourth generation wireless technology could reduce spending on our...., page 8
6.	We note that Nortel has publicly announced an intention to supply 4G-based products and the absence of any agreement between the two of you to supply Nortel with any 4G-based products. Clarify whether a competitor of yours could become Nortel’s primary supplier for 4G-based products.

WilmerHale
Securities and Exchange Commission
May 30, 2007

Response:	The Company has revised the disclosure on page 8 of Amendment No. 1 in response to the Staff’s comment.
Our products are highly technical and may contain undetected software..., page 17
7.	Disclose any examples of material defects or problems with your products to date.
Response:	The Company has revised the disclosure on page 17 of Amendment No. 1 in response to the Staff’s comment.
Use of Proceeds, page 22
8.	We note that the company plans to use the proceeds of this offering on the development of new products, sales and marketing activities and capital expenditures. Please revise to give a brief outline of your plans, with consideration given to “the need to include a discussion of certain matters addressed in the discussion and analysis of registrant’s financial condition and results of operations, such as...capital expenditures.” See Instruction 2 to Item 504 of Regulation S-K.
Response:	The Company has revised the disclosure on page 22 of Amendment No. 1 in response to the Staff’s comment.
Dividend Policy, page 22
9.	Discuss the reasons for paying a special dividend in April and why the board decided not to continue paying a dividend after the ipo. Disclose whether any affiliates, including board members who approved the special dividend, received the special dividend and, if so, identify the members of management and the board who received the dividend and quantify the aggregate amount received by management (using the ipo price midpoint).
Response:	The Company advises the Staff that it paid a special cash dividend on shares of its capital stock based on a determination by the Company’s Board of Directors that its cash balance exceeded its cash needs for the succeeding twelve-month period. In response to the Staff’s comment, the Company has included disclosure on page 22 of Amendment No. 1 relating to the executive officers and members of the Company’s Board of Directors who received the dividend and the aggregate amount paid to such stockholders.

WilmerHale
Securities and Exchange Commission
May 30, 2007

Selected Consolidated Financial Data, page 26
10.	Expand the disclosure of the calculation of pro forma earnings per share in Note 1 to address the pro forma adjustments to net income and explain the reasons for the increase in pro forma earnings per share. Also make similar revisions in the Summary Consolidated Data section on page 5.
Response:	The Company has revised Note 1 to the Summary and Selected Consolidated Financial Data tables on pages 6 and 28, respectively, of Amendment No. 1 to clarify the disclosure of the calculation of pro forma earnings per share. The Company supplementally advises the Staff that the increase in pro forma basic and diluted net income per share over basic and diluted net income per share for fiscal 2006 resulted from two factors:
•	The numerator included in the computation of pro forma basic and diluted net income per share includes income that is applicable to both common and preferred stockholders (reported net income), whereas basic and diluted net income per share includes only earnings applicable to common stockholders (disclosed in note 2 of the notes to the financial statements on page F-15 of Amendment No. 1); and

•	The denominator included in the computation of pro forma basic and diluted net income per share includes the weighted average number of common and preferred shares, on an if-converted basis, outstanding, whereas, basic and diluted net income per share includes only the weighted average number of common shares outstanding.
The Company has also provided additional disclosure in note 2 of the notes to the consolidated financial statements on page F-8 of Amendment No. 1 to show in tabular format the computation of pro forma net income (loss) per share.
Management’s Discussion and Analysis, page 29
Our OEM Business Model, page 29
11.	Please provide a discussion and analysis with respect to management’s views on the role that competition plays and will play in the operations of Airvana, especially in light of the interplay between the collaboration with customers described in this section and the discussion of competition contained on page 62.

WilmerHale
Securities and Exchange Commission
May 30, 2007

Response:	The Company has revised the disclosure on page 30 of Amendment No. 1 in response to the Staff’s comment.
12.	Explain why you do not expect to commence significant sales to two OEM customers with whom you have executed supply agreements.
Response:	The Company has revised the disclosure on page 10 of Amendment No. 1 in response to the Staff’s comment.
Impact of Statement of Position 97-2, Software Revenue Recognition, page 30
13.	We note your explanation for the high degree of variability in your revenues for your historical periods. Clarify whether management expects the degree of variability to decrease in the future as you become a more seasoned company with greater amounts of deferred revenues from prior periods.
Response:	The Company has revised the disclosure on page 32 of Amendment No. 1 in response to the Staff’s comment.
14.	If material, discuss the company’s experience with non-payment by customers due to cancellations or financial hardship.
Response:	The Company supplementally advises the Staff that its experience with non-payment by customers due to cancellations or financial hardship is not material.
Key Elements of Financial performance, page 32
15.	Whenever you present a non-GAAP financial measure in a filing, you are required to include the disclosures set forth in Item 10(e) of Regulation S-K. Please revise to clearly identify all non-GAAP measures presented in this section and include, in close proximity, these required disclosures.
Response:	The Company has revised the disclosure on pages 33 and 34 of Amendment No. 1 in response to the Staff’s comment.
16.	We refer to your disclosures in the fourth paragraph of this section, beginning with, “Our product revenue in fiscal 2006...” Although we understand it is challenging to explain the timing issues associated with your product upgrades and associated revenue

WilmerHale
Securities and Exchange Commission
May 30, 2007

recognition, this paragraph is difficult to understand. Please revise to clarify the intended message of this paragraph. You may want to consider eliminating references to specific quarters or adding a table to enhance your written disclosure.
Response:	The Company has revised the disclosure on page 32 of Amendment No. 1 in response to the Staff’s comment.
17.	Explain why beginning in the third quarter of fiscal 2006 did the company choose to license your hardware design to Nortel instead of having Nortel purchase the hardware directly from the company.
Response:	The Company has revised the disclosure on page 32 of Amendment No. 1 in response to the Staff’s comment.
18.	We note your disclosure in the fourth paragraph under the heading “Product Revenue” on page 32. Please clarify the amount of revenue you expect to recognize which has been deferred from the second quarter of fiscal 2005 to the third quarter of fiscal 2006 in both real and percentage terms (compared with your total outstanding deferred billings).
Response:	The Company has revised the disclosure on page 32 of Amendment No. 1 in response to the Staff’s comment.
19.	Quantify, if possible, the expected effect on service revenue in fiscal 2007 due to the completion of the professional services contract in fiscal 2006 for a direct customer.
Response:	The Company has revised the disclosure on page 33 of Amendment No. 1 in response to the Staff’s comment.
20.	We note your disclosure in the third paragraph under the heading “Product and Service Billings” on page 33. We also note the discussion of coordination and collaboration under the heading “Our OEM Business Model.” To the extent possible, please elaborate upon the number of specified software upgrades that you have pending with customers and the approximate timeframes in which you expect to be able to bill each, or discuss why such forecast is not possible.
Response:	The Company has revised the disclosure on page 32 of Amendment No. 1 in response to the Staff’s comment.
21.	We note your statement that you expect cash flow from operating activities in fiscal 2007 to be greater than cash flow from operating activities in fiscal 2006 primarily due to the timing of customer collections and tax payments. Clarify the reasons for this positive change (e.g. was it due to more efficient billing operations?).

WilmerHale
Securities and Exchange Commission
May 30, 2007

Response:	The Company has revised the disclosure on page 36 of Amendment No. 1 in response to the Staff’s comment.
22.	We note the disclosure on page 38 indicating that the expected volatility for options granted during fiscal 2006 was 89%. Explain what you mean by this statement.
Response:	The Company has revised its disclosure on pages 38 and F-23 of Amendment No. 1 to clarify that the volatility percentage used in the computation of the fair value of the stock options granted by Company is based on an analysis of the historical stock price data of a peer group of similar companies.
Stock-Based Compensation, page 37
23.	For options granted in 2006 and 2007, as shown in the table on page 38, and through the date of your response letter, please provide us with a schedule showing for each grant date:
•	the number of shares subject to options;

•	the estimated fair value of the option;

•	the total amount of compensation cost; and

•	the amount recognized as expense in 2006.
We may have additional comments when you disclose the anticipated offering price in the document.
Response:	In response to the Staff’s comment, the Company supplementally provides the following table of stock option and restricted stock grants between January 23, 2006 and the date of this letter (in thousands, except share and per share data):

WilmerHale
Securities and Exchange Commission
May 30, 2007

	Number of Shares
	Subject to				Total Amount	Amount	Amount
	Options Granted	Exercise or		Estimated	of	Recognized	Recognized
	and Restricted	Purchase	Fair Value of	Fair Value	Compensation	as Expense	as Expense
	Shares Issues	Price	Common Stock	of Options	Cost	in 2006	in Q1 2007
January 23, 2006	117,000	2.00	3.97	3.37	395	78	22
April 18, 2006	341,500	2.25	3.79	3.17	1,084	150	57
July 19, 2006	223,000	2.25	2.75	2.21	494	44	24
August 21, 2006	1,748,250	2.25	3.06	2.50	4,361	324	224
October 17, 2006	338,950	2.75	4.57	3.81	1,293	53	64
November 28, 2006	404,750	5.71	5.71	4.45	1,800	32	88
February 28, 2007	480,000	5.28	5.28	3.82	1,808	N/A	32
March 22, 2007	180,000	5.30	5.30	3.84	691	N/A	3
April 30, 2007	350,001	0.001	4.52	4.52	1,582	N/A	N/A
May 22, 2007	558,500	5.04	5.04	3.66	2,044	N/A	N/A

Total	5,586,951				$15,552	$681	$514

Liquidity and Capital Resources, page 48
24.	Explain how the company funded the $72.7 million special dividend.
Response:	The Company has revised the disclosure on page 51 of Amendment No. 1 in response to the Staff’s comment.
Research and Development, page 62
25.	Clarify whether management expects significant growth in research and development expense to continue in the future.
Response:	The Company has revised the disclosure on page 66 of Amendment No. 1 in response to the Staff’s comment.
Executive Compensation, page 70
26.	We note your disclosure on page 70. So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, identify all of the companies and their respective industries that were considered for purposes of benchmarking the elements of the named executive officers’ compensation. See Regulation S-K Item 402(a)(v) and (b)(2)(xiv). Additionally, please identify the specific elements benchmarked or state that you benchmarked total compensation.
Response:	The Company has revised the disclosure on page 74 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale
Securities and Exchange Commission
May 30, 2007

27.	We note the use of performance objectives used in the determination of the named executive officers’ bonuses. Identify these objectives unless doing so would cause the company material competitive harm. If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b). If your analysis results in your determination that such performance-related factors are properly excluded from disclosure, please provide the alternate disclosure provided for in the same Instruction.
Response:	The Company has revised the disclosure on pages 75 and 76 of Amendment No. 1 in response to the Staff’s comment.
28.	For all of your performance-based compensation elements, please clarify the specific metrics used for each named executive officer. For example, we note the statement on page 71 that Mr. Pajares is entitled to commissions based on the achievement of billings targets and predetermined strategic objectives. Please clarify what those objectives were and the levels set for 2006.
Response:	The Company has revised the disclosure on pages 75 and 76 of Amendment No. 1 in response to the Staff’s comment.

29.	For all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the bonus.
Response:	The Company has revised the disclosure on pages 75 and 76 of Amendment No. 1 in response to the Staff’s comment.
30.	We note the use of the term “such as” in your disclosure relating to the metrics used to determine annual incentive cash bonuses. Please revise to clarify all specific metrics used.
Response:	The Company has revised the disclosure on pages 75 and 76 of Amendment No. 1 in response to the Staff’s comment.
31.	We note the statement on page 71 in the second paragraph under “Annual Incentive Cash Bonuses” that the annual incentive cash bonus plan “provides for additional payouts if stretch objectives are achieved with the maximum payout capped at three times the target level.” Please explain what you mean by “stretch” objectives. Clarify the specific objectives and specific bonus payments to be made upon fulfillment of such objectives. Clarify whether the target level is the same as the target percentages mentioned earlier in the paragraph and whether the maximum payout of three times the target level is in addition to the regular incentive cash bonus payout.

WilmerHale
Securities and Exchange Commission
May 30, 2007

Response:	The Company has revised the disclosure on pages 75 and 76 of Amendment No. 1 in response to the Staff’s comment.
32.	We note the various exercise prices with respect to the option grants noted on page 38. Please discuss the factors considered when determining the exercise price for each grant to each named executive officer.
Response:	The Company has provided the requested disclosure in the footnotes to the grants of plan-based awards in fiscal 2006 table on page 79 of Amendment No. 1 in response to the Staff’s comment.
33.	We note the statement in footnote one on page 73 that “...the amounts reported in this column are $110,245 higher than the amounts reported with respect to fiscal 2006.” Please tell us, and revise to clarify, what you mean by this statement.
Response:	The Company has revised the footnote disclosure on page 78 of Amendment No. 1 in response to the Staff’s comment.
34.	Please consider revising footnote one on page 73 to describe the method of valuing the option grants pursuant to SFAS 123(R) so that average investors may better understand the reference.
Response:	The Company has revised the footnote disclosure on page 78 of Amendment No. 1 in response to the Staff’s comment.
Age of Financial Statements
35.	Update the financial statements and other financial information to include the interim period ended March 31, 2007, as required by Rule 3-12 of Regulation S-X.
Response:	The Company has updated the financial statements and other financial information to include the interim period ended April 1, 2007 in response to the Staff’s comment.
Note 2. Summary of Significant Accounting Policies, page F-7
Unaudited pro forma presentation, page F-7
36.	Disclose the amount of each adjustment to the balance sheet and net income used in the calculation of pro forma earnings per share. Also disclose pro forma net income.

WilmerHale
Securities and Exchange Commission
May 30, 2007

Response:	The Company has revised its disclosure in note 2 of the notes to the consolidated financial statements on page F-8 of Amendment No. 1 to clarify the calculation of pro forma earnings per share. In addition, the Company has also added a tabular presentation of the calculation of pro forma income (loss) per share.

The Company supplementally advises the Staff that pro forma net income (loss) is equal to reported net income (loss) so the Company has not provided a reconciliation of net income to pro forma net income.

Further, the Company supplementally advises the Staff that the amounts of the balance sheet adjustments addressed in the first paragraph of the unaudited pro forma presentation footnote are disclosed in the Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit on page F-7 of Amendment No. 1.
Revenue Recognition, page F-10
37.	Please revise to clarify the scope of warranties that you offer and how you account for such warranties to both your OEM customers and their customers.
Response:	The Company has revised the disclosure on page F-13 of Amendment No. 1 in response to the Staff’s comment.
38.	Please revise to describe your refund policy and how it relates to your recognition of revenue and related receivables.
Response:	The Company has revised the disclosure on page F-13 of Amendment No. 1 in response to the Staff’s comment.
39.	It is not clear who your ultimate customer is and what impact this has on your revenue recognition policy. On page 33, you state that software-only product sales under OEM agreements are invoiced monthly upon notification of sell-through by the OEM customer to its customers. Please revise your revenue recognition policy to clarify if your if revenue recognition is always based on sell-through notification.
Response:	The Company has revised the disclosure on page F-12 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale
Securities and Exchange Commission
May 30, 2007

Note 8. Redeemable Convertible Preferred Stock, page F-18
40.	We note that you could be required to redeem your convertible preferred stock if certain events occur. Please disclose the conditions that would require redemption.
Response:	The Company has revised the disclosure on page F-22 of Amendment No. 1 in response to the Staff’s comment.
Note 10. The 2000 Stock Incentive Plan, page F-21
41.	Please disclose the weighted average grant-date fair value as required by paragraph A240(c) of SFAS No. 123(R).
Response:	The Company has revised the disclosure on page F-26 of Amendment No. 1 in response to the Staff’s comment.
Note 15. Subsequent Events, page F-26
42.	We note that in conjunction with the special cash dividend paid to stockholders, all vested and unvested options outstanding were adjusted. Please revise to disclose the accounting impact this will have on future results of operations and tell us in detail the accounting literature that you relied upon in your determination of the appropriate accounting treatment.
Response:	The Company has revised the disclosure on page F-29 of Amendment No. 1 in response to the Staff’s comment. The Company supplementally advises the Staff that it relied upon paragraphs 53, 54 and A157 of SFAS 123(R) to account for the modification of the outstanding options as a result of the equity restructuring. Further, the Company supplementally advises the Staff that the Company’s stock option plan requires an equitable adjustment in the event of an equity restructuring, such as a distribution to holders of common stock other than a normal cash dividend.
*     *     *     *
If you have any questions or comments regarding Amendment No. 1 or the foregoing, please telephone either the undersigned at the telephone number indicated above, or Mark G. Borden or Tod K. Reichert of this firm at (617) 526-6000.
Very truly yours,
/s/ Peter N. Handrinos
Peter N. Handrinos
Enclosures

cc:	Larry Spirgel Terry French Christine Adams Randall S. Battat Jeffrey D. Glidden Mark G. Borden Tod K. Reichert

WilmerHale

DRAFT ___, 2007	+1 617 526 6000 (t) +1 617 526 5000 (f) wilmerhale.com

Airvana, Inc.
19 Alpha Road
Chelmsford, Massachusetts 01824
Re: Registration Statement on Form S-1
Ladies and Gentlemen:
This opinion is furnished to you in connection with a Registration Statement on Form S-1 (File No. 333-142210) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), for the registration of ___shares of Common Stock, $0.001 par value per share (the “Shares”), of Airvana, Inc., a Delaware corporation (the “Company”), including ___Shares issuable upon exercise of an over-allotment option granted by the Company.
The Shares are to be sold by the Company pursuant to an underwriting agreement (the “Underwriting Agreement”) to be entered into by and among the Company and Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Deutsche Bank Securities Inc. and UBS Securities LLC, as representatives of the several underwriters named in the Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to the Registration Statement.
We are acting as counsel for the Company in connection with the issue and sale by the Company of the Shares. We have examined signed copies of the Registration Statement as filed with the Commission. We have also examined and relied upon the Underwriting Agreement, minutes of meetings of the stockholders, the Board of Directors and the Pricing Committee of the Board of Directors of the Company as provided to us by the Company, stock record books of the Company as provided to us by the Company, the Certificate of Incorporation and By-Laws of the Company, each as restated and/or amended to date, and such other documents as we have deemed necessary for purposes of rendering the opinions hereinafter set forth.
In our examination of the foregoing documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, the authenticity of the originals of such latter documents and the legal competence of all signatories to such documents.
We express no opinion herein as to the laws of any state or jurisdiction other than the state laws of the Commonwealth of Massachusetts, the General Corporation Law of the State of Delaware and the federal laws of the United States of America.
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109

Baltimore	Beijing	Berlin	Boston	Brussels	London	New York	Oxford	Palo Alto	Waltham	Washington

WilmerHale
Airvana, Inc.
___, 2007

Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized for issuance and, when the Shares are issued and paid for in accordance with the terms and conditions of the Underwriting Agreement, the Shares will be validly issued, fully paid and nonassessable.
Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters. This opinion is based upon currently existing statutes, rules, regulations and judicial decisions, and we disclaim any obligation to advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.
We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act and to the use of our name therein and in the related Prospectus under the caption “Legal Matters.” In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.
Very truly yours,
WILMER CUTLER PICKERING
HALE AND DORR LLP

By:

Peter N. Handrinos, Partner